UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )

Education Management Corporation

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

28140M103

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28140M103	SCHEDULE 13G

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Ontario Teachers’ Pension Plan Board

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,001,080

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,001,080

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,001,080

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 3.50%

12	Type of Reporting Person (See Instructions) EP

Item 1(a).	Name of Issuer: EDUCATION MANAGEMENT CORPORATION
Item 1(b).	Address of Issuer’s Principal Executive Offices: 210 Sixth Avenue, 33rd Floor Pittsburgh, PA 77056

Item 2(a)	Name of Persons Filing: Ontario Teachers’ Pension Plan Board (the “Board”)
Item 2(b)	Address of Principal Business Office or, if None, Residence: 5650 Yonge Street, Suite 300, Toronto, Ontario, Canada, M2M 4H5
Item 2(c)	Citizenship: The Board is a corporation incorporated under the laws of the Province of Ontario, Canada.
Item 2(d)	Title of Class of Securities: Common Stock, par value $0.01
Item 2(e)	CUSIP Number: 28140M103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
Not applicable

Item 4.	Ownership
(a) Amount beneficially owned: 5,001,080 shares of Common Stock
(b) Percent of class See the response to Item 11 on the attached cover page
(c) Number of shares as to which such person has:
(i)

Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover page

The reporting person may be deemed to be a member of a 13(d) group owning more than 10% of the issuer's outstanding common stock, based upon the reporting person being party to that certain Shareholders Agreement filed as Exhibit 10.23 to the issuer's Registration Statement on Form S-1 (File No. 333-148259)

(ii) Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover page
(iii) Sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover page
(iv) Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover page

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
See Exhibit 99.1

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications
Not applicable

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2010

ONTARIO TEACHERS’ PENSION PLAN BOARD

	By:	/s/ Melissa Kennedy
		Name:	Melissa Kennedy
		Title:	Vice President

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.1	Item 8 Information